UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Rolling Rock Resources Corporation
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Mega Precious Metals Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

77570X105
(CUSIP Number of Class of Securities (if applicable))

Rolling Rock Resources Corporation
Attn: Scott Angus
602-570 Granville Street
Vancouver, British Columbia  V6C 3P1
Canada
Tel: (604) 536-2711
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 10, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

(a)  The following documents have been delivered to holders of securities of or published in the home jurisdiction of Rolling Rock Resources Corporation and are required to be disseminated to U.S. security holders or published in the United States:

•	Notice and Management Information Circular for the Special Meeting of Shareholders to be held on December 7, 2010, a copy of which is furnished as Exhibit 99.1 to this Form CB.

The Exhibit attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b)  Not applicable.

Item 2.                      Informational Legends

The required legends are included under the heading “Notice to United States Shareholders” on page X of the Notice and Management Information Circular for the Special Meeting of Shareholders to be held on December 7, 2010, a copy of which is furnished as Exhibit 99.1 to this Form CB.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Mega Precious Metals Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEGA PRECIOUS METALS INC.

By:	/s/ Steven Filipovic
Name:	Steven Filipovic
Title:	Chief Financial Officer

Dated: November 10, 2010

EXHIBIT INDEX

Exhibit	Description
99.1	Notice and Management Information Circular For the Special Meeting of Shareholders to be held on December 7, 2010